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________________________________________________________________________________
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 20
                                       TO
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                                     OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                AMP INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                          PMA ACQUISITION CORPORATION
                          A WHOLLY OWNED SUBSIDIARY OF
                               ALLIEDSIGNAL INC.
                                    (BIDDER)

                        COMMON STOCK, WITHOUT PAR VALUE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   031897101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            PETER M. KREINDLER, ESQ.
                               ALLIEDSIGNAL INC.
                               101 COLUMBIA ROAD
                          MORRISTOWN, NEW JERSEY 07692
                                 (973) 455-5513
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ------------------------

                                   COPIES TO:
                             ARTHUR FLEISCHER, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                         NEW YORK, NEW YORK 10004-1980
                                 (212) 859-8120
                            ------------------------

                           CALCULATION OF FILING FEE

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
                 TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE**
------------------------------------------------------------------------------------------------------------------
                      $890,000,000                                                $178,000
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 * Based on the offer to purchase 20,000,000 shares of Common Stock of AMP
   Incorporated together with the associated Common Stock Purchase Rights at
   $44.50 cash per share.

** The amount of the filing fee calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by PMA Acquisition Corporation for such number of Shares. The amount of $1,997,590 was paid upon previous filings of this Schedule 14D-1. Accordingly, no additional fee is paid at this time and $1,819,590 should be credited to the account of the Bidder.
                            ------------------------

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
    Identify the previous filing by registration on statement number of the form or schedule and the date of its filing.

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
AMOUNT PREVIOUSLY PAID:    $1,997,590         FILING PARTY:   AMP Acquisition Corporation and
                                                              AlliedSignal Inc.
FORM OF REGISTRATION NO.:  Schedule 14D-1     DATE FILED:     August 10, 1998
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     This Amendment No. 20 amends the Tender Offer Statement on Schedule 14D-1 filed on August 10, 1998 as amended (the 'Schedule 14D-1'), by AlliedSignal Inc.
('Parent'), and its wholly owned subsidiary, PMA Acquisition Corporation, a
Delaware corporation ('Offeror'), relating to Purchaser's offer to purchase up to an aggregate of 20,000,000 shares of Common Stock of AMP Incorporated together with the associated Common Stock Purchase Rights at $44.50 cash per share upon the terms and subject to the conditions set forth in the Offer to
Purchase, dated August 10, 1998 (the 'Offer to Purchase'), as amended and supplemented by the First Supplement to the Offer to Purchase, dated September
14, 1998 (the 'First Supplement') and by the Second Supplement to the Offer to
Purchase, dated September 21, 1998 (the 'Second Supplement'), and in the
revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the 'Offer'). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the First Supplement, the Second
Supplement or the Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     Item 1 is hereby amended and supplemented by the following:

          (c) The information set forth in Section 3 ('Price Range of Common
     Stock; Dividends') of the Second Supplement is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 4 is hereby amended and supplemented by the following:

          (a) The information set forth in Section 4 ('Source and Amount of Funds') of the Second Supplement is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Item 5 is hereby amended and supplemented by the following:

          (a) The information set forth in Section 5 ('Background of the Offer;
     Contacts with the Company') of the Second Supplement is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     Item 10 is hereby amended and supplemented by the following:

          (b), (c) and (e) The information set forth in Section 8 ('Certain
     Legal Matters, Regulatory Approvals; Certain Litigation') of the Second
     Supplement is incorporated herein by reference.

          (f) The information set forth in the Second Supplement and the revised
     Letter of Transmittal, copies of which are attached hereto as Exhibits (a)
     (44) and (a) (45), respectively, is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is supplemented by the following:

          (a)(44) Second Supplement to the Offer to Purchase, dated September
     21, 1998.

          (a)(45) Revised Letter of Transmittal.

          (a)(46) Revised Letter to Brokers, Dealers, Commercial Banks, Trust
     Companies and Other Nominees.

          (a)(47) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

          (a)(48) Revised Letter to Clients for use by Brokers, Dealers,
     Commercial Banks, Trust Companies and Other Nominees.

          (a)(49) Newspaper Advertisement, dated September 21, 1998.

                                       2


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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 21, 1998

                                          PMA ACQUISITION CORPORATION

                                          By:       /S/ PETER M. KREINDLER
                                             ...................................
                                             NAME:   PETER M. KREINDLER
                                             TITLE:  VICE PRESIDENT,
                                                     SECRETARY AND DIRECTOR

                                          ALLIEDSIGNAL INC.

                                          By:       /S/ PETER M. KREINDLER
                                             ...................................
                                             NAME:   PETER M. KREINDLER
                                             TITLE:  SENIOR VICE PRESIDENT,
                                                   GENERAL COUNSEL AND SECRETARY

                                       3


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                                 EXHIBIT INDEX

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EXHIBIT                                               DESCRIPTION                                           PAGE NO.
-------------  ------------------------------------------------------------------------------------------   --------

(a)(44) --     Second Supplement to the Offer to Purchase, dated September 21, 1998......................
(a)(45) --     Revised Letter of Transmittal.............................................................
(a)(46) --     Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
               Nominees..................................................................................
(a)(47) --     Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9........................................................................
(a)(48) --     Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
               and Other Nominees........................................................................
(a)(49) --     Newspaper Advertisement, dated September 21, 1998.........................................

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